

February 23, 2007

Room 7010

John Wille
Executive Vice President and Chief Financial Officer
Ascendia Brands, Inc.
100 American Metro Boulevard Suite 108
Hamilton, NJ 08619

> **Re:** **Ascendia Brands, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2006**
> **Form 10-Q for the Fiscal Quarter Ended May 27, 2006**
> **Form 10-Q for the Fiscal Quarter Ended August 26, 2006**
> **Form 10-Q for the Fiscal Quarter Ended November 25, 2006**
> **File No. 001-32187**

Dear Mr. Geiger:

We have reviewed your response letter dated February 15, 2007 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended February 28, 2006

Note 1 – Description of Business and Reorganization

The Merger, page F-10

1. We note your response to prior comment 5 which indicates you used the market value of the common stock based on an average per share price three days before the effective date of May 20, 2005 ($3.22), rather than using March 16, 2005, which is the date on which the terms of the merger were agreed to and announced (five day average of $4.58). Your valuation at the date of acquisition is not consistent with the guidance set forth in SFAS 141 and EITF 99-12. We further note you support your valuation with the subsequent goodwill impairment testing

that resulted in an impairment charge in the fourth quarter of 2006, which is also not consistent with the guidance in SFAS 141. Paragraph 22 of SFAS 141 clearly states that the quoted market price for a reasonable period of time before and after the date the terms are agreed to and announced should be considered in determining the fair value of the securities issued. Please revise to record this acquisition pursuant to EITF 99-12 and paragraph 22 of SFAS 141.

The Merger, page F-10

2. We note your response to our prior comment 7, which states you have classified your amortization related to purchased software as an operating expense rather than in cost of sales. It is inappropriate to reflect amortization for purchased software in operating expense. Please revise to reclassify amortization for purchased software costs to cost of sales.

Note 2 – Summary of Significant Accounting Policies and Basis of Presentation

Goodwill and Indefinite Lived Intangibles, page F-13

3. We note your response to our prior comment 8, which indicates the goodwill impairment of your WAD division was primarily a result of differences in valuation techniques between the date of acquisition (market value) and the fourth quarter impairment test. Your response does not discuss any events or circumstances that may have led to this impairment and in fact, specifically states you are not aware of anything that would have led to the impairment charge for the WAD division. Tell us how your goodwill impairment test complied with SFAS 142, specifically addressing how you determined fair value of the WAD reporting unit in accordance with paragraphs 32 and 33 of SFAS 142. Further tell us whether or not the WAD division would have experienced any competition, decrease in sales or forecasted sales, loss of key personnel, or change in management strategies that would have resulted in this impairment. If so, as previously requested, please disclose any events or circumstances that may have led to this impairment.

4. Revise the discussion of your critical accounting policies concerning goodwill on page 26 to discuss the facts and circumstances that led to the impairment, as discussed above. Refer to paragraph 47(a) of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification for guidance. Also, discuss the specific critical accounting estimates and assumptions. Discuss how you arrived at the estimate of fair value for the WAD reporting unit, the significant underlying assumptions, and whether they are reasonably likely to change in the future. You should analyze the specific sensitivity of the fair value estimate to change, based on other outcomes that are reasonably likely to occur and would have a material effect, as well as the amount of headroom between the estimated

fair value and carrying value for your reporting unit and the possible impact on the financial statements. You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. See Section V of SEC Release 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for additional information and revise to include appropriate disclosure relating to your critical accounting estimates and assumptions.

Note 7 – Pension and 401(k) Plans, page F-21

5. We note your response to our prior comment 10 with regards to your pension plan which was frozen in May 2004. Please revise to discuss the nature and circumstances surrounding your decision to freeze the plan and the accounting impact if any of this decision. Refer to paragraph 17 of SFAS 88 and paragraph 8(m) of SFAS 132R.

Note 11 – Capital Structure and Net Loss Per Common Share, page F-29

6. We note your response to prior comment 11 and your analysis that the misstatement related to the preferred stock beneficial conversion feature is not material. Although you believe this misstatement is immaterial, your accounting for the beneficial conversion feature does not comply with GAAP. We assume similar misstatements are included in each of the quarters for fiscal years ending February 28, 2006 and 2007. Please revise to record the beneficial conversion feature in accordance with EITF 98-5 and EITF 00-27.

Additional Comments:

7. If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

8. We note in your response letter your proposals to reclassify amortization to cost of sales in future filings and to record your preferred stock dividend prospectively. We further note your response regarding your purchase price calculation of the 2005 merger. Please be advised that we expect you to restate your previously issued financial statements to correct these errors, rather than presenting these changes in future filings or correcting these errors prospectively. We remind you that when you file your restated Form 10-K and Form 10-Qs, you should appropriately address the following:

    - an explanatory paragraph in the reissued audit opinion,

- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A,
- updated Item 9A. disclosures should include the following:
  o a discussion of the restatement and the facts and circumstances surrounding it,
  o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  o changes to internal controls over financial reporting, and
  o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- updated certifications.

  You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                              Sincerely,

                              Terence O'Brien
                              Branch Chief